SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 16, 2007

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION Base Date - 06/30/2007	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -CNPJ 43.776.517/0001-80
4 - NIRE 35300016831

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Costa Carvalho, 300			2 - NEIGHBORHOOD OR DISTRICT Pinheiros
3 - ZIP CODE 05429-900	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE 3388-8000	8 - TELEPHONE 3388-8200	9 - TELEPHONE 3388-8201	10 - TELEX
11 - AREA CODE 11	12 - FAX 3813-0254	13 - FAX -	14 - FAX -
15 - E-MAIL sabesp@sabesp.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 - NAME Rui de Britto Álvares Affonso
2 - FULL ADDRESS Rua Costa Carvalho, 300			3 - NEIGHBORHOOD OR DISTRICT Pinheiros
4 - ZIP CODE 05429-900	5 - CITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3388-8247	9 - TELEPHONE 3388-8386	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3815-4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04 - REFERENCE / INDEPENDENT AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 -BEGINNING	2 - END	3 - NUMBER	4 -BEGINNING	5 - END	6 - NUMBER	7 -BEGINNING	8 - END
01/01/2007	12/31/2007	2	04/01/2007	06/30/2007	1	01/01/2007	03/31/2007
9 - NAME/CORPORATE NAME OF THE AUDITOR Deloitte Touche Tohmatsu Auditores Independentes						10 - CVM CODE 00385-9
11 - NAME OF RESPONSIBLE TECHNICIAN Marco Antonio Brandão Simurro						12 - TAXPAYER ID OF RESP.TECH. 755.400.708-44

Page: 1

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 06/30/2007	2 - PRIOR QUARTER 03/31/2007	3 - SAME QUARTER PRIOR YEAR 06/30/2006
Paid-up Capital
1 - Common	227,836	28,479,577	28,479,577
2 - Preferred	0	0	0
3 - Total	227,836	28,479,577	28,479,577
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 - SITUATION Operating
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 1160 - Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Capture, Treatment, Water Distribution; Collection, Treatment of Sewage
6 - TYPE OF CONSOLIDATION Not Submitted
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Unqualified

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - COMPANY'S NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	04/20/2006	Interests on capital	06/29/2007	ON	0.0045500000
02	RCA	12/14/2006	Interests on capital	06/29/2007	ON	0.0049600000

Page: 2

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK AMOUNT (In thousand Reais)	4 - AMOUNT OF THE CHANGE (In thousand Reais)	5 - NATURE OF THE CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - Date 08/09/2007	2 - SIGNATURE

Page: 3

02.01 - BALANCE SHEET - ASSETS (In thousands of reais)

1 - Code	2 - Description	3 - 06/30/2007	4 - 03/31/2007
1	Total assets	18,212,995	18,169,766
1.01	Current assets	2,102,825	2,072,951
1.01.01	Cash	511,301	453,731
1.01.01.01	Cash, Banks and Fin. Invest.	511,259	453,517
1.01.01.02	Other cash items	42	214
1.01.02	Credits	1,484,191	1,493,305
1.01.02.01	Customers	1,121,941	1,137,543
1.01.02.02	Miscellaneous Credits	362,250	355,762
1.01.02.02.01	Accounts Receivable from Shareholders	362,250	355,762
1.01.03	Inventories	39,874	41,917
1.01.03.01	Storage Items for Operation	39,874	41,917
1.01.04	Others	67,459	83,998
1.01.04.01	Taxes and Contributions Recoverable	8,287	33,772
1.01.04.02	Deferred taxes and contributions	16,098	16,147
1.01.04.03	Other accounts receivable	43,074	34,079
1.02	Non-current Assets	16,110,170	16,096,815
1.02.01	Long term assets	1,758,171	1,752,167
1.02.01.01	Sundry credits	1,758,171	1,752,167
1.02.01.01.01	Customers	276,224	299,898
1.02.01.01.02	Accounts receivable from shareholders	889,820	864,031
1.02.01.01.03	Compensation for concession termination	148,794	148,794
1.02.01.01.04	Court deposits	45,546	35,352
1.02.01.01.05	Deferred taxes and contributions	341,939	350,281
1.02.01.01.06	Other accounts receivable	55,848	53,811
1.02.01.02	Receivables from related parties	0	0
1.02.01.02.01	With Affiliated Companies and Similar	0	0
1.02.01.02.02	From controlled companies	0	0
1.02.01.02.03	From other related parties	0	0
1.02.01.03	Others	0	0
1.02.02	Permanent assets	14,351,999	14,344,648
1.02.02.01	Investments	720	720
1.02.02.01.01	Affiliates/Similar	0	0
1.02.02.01.02	Affiliates/Similar - Goodwill	0	0
1.02.02.01.03	Subsidiaries	0	0
1.02.02.01.04	Subsidiaries - Goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Shares in other companies	698	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	22	22
1.02.02.02	Property, plant & equipment	13,855,676	13,844,404
1.02.02.02.01	Property, plant & equipment	11,845,583	11,815,173
1.02.02.02.02	Work in progress	2,010,093	2,029,231
1.02.02.03	Intangible	489,878	491,821
1.02.02.04	Deferred assets	5,725	7,703
1.02.02.04.01	Organizational and reorganization expenses	5,725	7,703

Page: 4

02.02 - BALANCE SHEET - LIABILITIES (In thousands of reais)

1 - Code	2 - Description	3 - 06/30/2007	4 - 03/31/2007
2	Total liabilities	18,212,995	18,169,766
2.01	Current liabilities	2,125,937	2,052,871
2.01.01	Loans and credit facilities	692,157	507,913
2.01.02	Debentures	296,539	309,501
2.01.02.01	6th issue debentures	231,813	231,813
2.01.02.03	Interest on debentures	64,726	77,688
2.01.03	Suppliers	91,722	89,844
2.01.04	Taxes, fees and contributions	133,059	198,464
2.01.04.01	Paes Program	42,927	42,412
2.01.04.02	Cofins and Pasep	30,326	42,080
2.01.04.03	Corporate Income Tax	24,799	66,900
2.01.04.04	Social Contribution	9,633	24,895
2.01.04.05	I.N.S.S. (Social Security)	20,112	14,827
2.01.04.06	Others	5,262	7,350
2.01.05	Dividends payable	0	0
2.01.06	Provisions	39,568	28,966
2.01.06.01	For Civil Contingencies	296	1,179
2.01.06.02	For contingencies with suppliers	138	587
2.01.06.03	For contingencies with customers	1,019	27,200
2.01.06.04	For labor claims	38,115	0
2.01.07	Debt with related companies	0	0
2.01.08	Others	872,892	918,183
2.01.08.01	Salaries and payroll charges	185,698	148,108
2.01.08.02	Services	143,479	115,837
2.01.08.03	Interest on own capital payable	396,435	511,517
2.01.08.04	Deferred taxes and contributions	75,843	73,670
2.01.08.05	Amounts refundable	64,702	64,737
2.01.08.06	Other liabilities	6,735	4,314
2.02	Non-current Liabilities	6,471,516	6,798,815
2.02.01	Long-term liabilities	6,471,516	6,798,815
2.02.01.01	Loans and credit facilities	3,657,282	3,956,180
2.02.01.02	Debentures	1,423,968	1,420,928
2.02.01.02.01	6th issue debentures	402,992	401,591
2.02.01.02.02	7th issue debentures	305,882	305,513
2.02.01.02.03	8th issue debentures	715,094	713,824
2.02.01.03	Provisions	627,866	666,593
2.02.01.03.01	For labor claims	14,013	60,979
2.02.01.03.02	Civil	74,887	76,224
2.02.01.03.03	For suppliers	165,101	163,782
2.02.01.03.04	For customers	274,119	275,294
2.02.01.03.05	For environmental matters	74,959	68,070

Page: 5

02.02 - BALANCE SHEET - LIABILITIES (Thousand Reais)

1 - Code	2 - Description	3 - 06/30/2007	4 - 03/31/2007
2.02.01.03.06	Tax	24,787	22,244
2.02.01.04	Debts with related companies	0	0
2.02.01.05	Advances for Future Capital Increase	0	0
2.02.01.06	Others	762,400	755,114
2.02.01.06.01	Deferred taxes and contributions	152,273	148,284
2.02.01.06.02	Paes Program	214,642	222,670
2.02.01.06.03	Social security liabilities	343,249	331,975
2.02.01.06.04	Other accounts payable	52,236	52,185
2.02.02	Deferred income	0	0
2.04	Shareholders' equity	9,615,542	9,318,080
2.04.01	Paid-up capital	3,403,688	3,403,688
2.04.02	Capital reserves	115,330	113,408
2.04.02.01	Support for projects reserve	99,550	97,628
2.04.02.02	Incentive reserves	15,780	15,780
2.04.03	Revaluation Reserves	2,383,910	2,405,656
2.04.03.01	Own assets	2,383,910	2,405,656
2.04.03.02	Subsidiaries/Affiliates and Similar	0	0
2.04.04	Profit reserves	3,080,605	3,080,605
2.04.04.01	Legal	254,219	254,219
2.04.04.02	Statutory	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	0	0
2.04.04.06	Special for undistributed dividends	0	0
2.04.04.07	Other profit reserves	2,826,386	2,826,386
2.04.04.07.01	Reserve for investments	2,826,386	2,826,386
2.04.05	Retained earnings/accumulated losses	632,009	314,723
2.04.06	Advances for Future Capital Increase	0	0

Page: 6

03.01 - INCOME STATEMENT (Thousand Reais)

1 - Code	2 - Description	3 - 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 - 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.01	Gross sales and/or services revenue	1,563,707	3,146,931	1,422,064	2,878,821
3.02	Gross revenue deductions	(115,889)	(234,506)	(108,656)	(220,819)
3.03	Net sales and/or services revenue	1,447,818	2,912,425	1,313,408	2,658,002
3.04	Cost of sales and/or services sold	(677,081)	(1,330,882)	(652,878)	(1,247,134)
3.05	Gross profit	770,737	1,581,543	660,530	1,410,868
3.06	Operating expenses/revenue	(308,536)	(662,544)	(367,894)	(660,318)
3.06.01	Selling	(152,672)	(303,140)	(134,943)	(272,866)
3.06.02	General and administrative	(105,607)	(198,702)	(85,513)	(149,270)
3.06.03	Financial	(50,257)	(160,702)	(147,438)	(238,182)
3.06.03.01	Financial income	36,367	70,109	40,474	70,344
3.06.03.01.01	Financial income	36,360	70,269	40,771	70,624
3.06.03.01.02	Foreign Exchange Variation Income	7	(160)	(297)	(280)
3.06.03.02	Financial expenses	(86,624)	(230,811)	(187,912)	(308,526)
3.06.03.02.01	Financial expenses	(160,900)	(351,952)	(176,678)	(386,546)
3.06.03.02.02	Foreign Exchange Variation Expenses	74,276	121,141	(11,234)	78,020
3.06.04	Other operating revenue	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity result	0	0	0	0
3.07	Operating income	462,201	918,999	292,636	750,550
3.08	Non-operating income	(1,142)	(2,154)	(557)	46
3.08.01	Revenues	2,210	3,207	387	2,434
3.08.02	Expenses	(3,352)	(5,361)	(944)	(2,388)
3.08.02.01	Loss on disposal of fixed assets	(2,431)	(4,391)	(956)	(2,321)
3.08.02.02	Provision for Loss in Tax Incentives	(930)	(930)	0	0
3.08.02.03	Others	9	(40)	12	(67)
3.09	Income before taxes/interests	461,059	916,845	292,079	750,596
3.10	Provision for Income Tax and Social Contribution	(153,864)	(334,941)	(114,639)	(230,963)
3.10.01	Provision for Income Tax	(112,705)	(245,673)	(86,094)	(178,866)
3.10.02	Provision for Social Contribution	(41,159)	(89,268)	(28,545)	(52,097)
3.11	Deferred income tax	(11,655)	6,516	6,907	1,410
3.11.01	Deferred income tax	(8,570)	4,791	7,048	10,380
3.11.02	Deferred social contribution	(3,085)	1,725	(141)	(8,970)
3.12	Statutory corporate interests/contributions	0	0	(8,781)	(17,561)
3.12.01	Corporate interests	0	0	0	0
3.12.02	Contributions	0	0	(8,781)	(17,561)
3.12.02.01	Extraordinary item	0	0	(8,781)	(17,561)
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Profit/Loss for the Year	295,540	588,420	175,566	503,482
	Number of Shares, Ex-Treasury Shares (Thou)	227,836	227,836	28,479,577	28,479,577
	PROFIT PER SHARE	1.29716	2.58265	0.00616	0.01768
	LOSS PER SHARE

Page: 7

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

04.01 - EXPLANATORY NOTES

(Amounts in thousands of Brazilian reais-R$, unless otherwise stated)

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) is engaged in the operation of public water and sewage systems in the State of São Paulo, providing water and sewage services to a broad range of residential, commercial, industrial and government customers. The Company also provides water on a wholesale basis to certain municipalities in the São Paulo Metropolitan Region that do not have water production systems.

With the enactment of Law 12292 on March 2nd, 2006, the Company was authorized to provide water and sewage services outside the State of São Paulo, including in other countries, either directly or through national or international consortia, being also able to have equity interest in other State owned or mixed capital companies, as well as to set up subsidiaries.

The Company’s shares are listed on the São Paulo Stock Exchange (“BOVESPA”) in the “New Market” segment since April, 2002, and on the New York Stock Exchange - NYSE, in the form of ADRs (American Depositary Receipts) since May, 2002.

The Company provides water and sewage services in 367 municipalities in the State of São Paulo, nearly all of which are through concessions granted by the municipalities and most of them with 30-year term. Out of the 120 (one hundred twenty) concession contracts that expired up to December 31, 2006, 114 (one hundred fourteen) are under negotiation. In 2007, 59 (fifty nine) contracts will expire, 150 (one hundred fifty) contracts between 2008 and 2037 and the rest without determined term. The Management expects that the referred concessions will be renewed or extended, thus there will not be a discontinuity of the water supply and sewage collection. The net book value of property, plant and equipment items relating to the municipalities where the concessions are under negotiation or will expire in 2007 totals R$1.98 billion, and the net revenue for the period ended June 30, 2007 totals R$476 million in relation to these concessions.

The Company does not hold a formal concession to provide water and sewage services in the City of São Paulo, which accounts for 56.4% of the sales and services rendered. In Santos, a municipality located in the Santos Coastal Area, which also has a large population, the Company operates under a public deed of authorization, like in some other municipalities in the Santos Coastal Area and in the Ribeira Valley, where the Company started operating after the merger of companies that formed SABESP.

On January 5, 2007 the Law nr. 11,445 was enacted establishing the regulatory framework of basic sanitation with the national guidelines and the fundamental principles to the rendering of services, like the social control, the transparency, the integration command of the sanitation infrastructure, the management of hydro resources, as well as the command for the articulation of the industry with the public policies of urban and regional development, housing, combat and eradication of poverty, health promotion and environmental protection, among other related ones. The regulatory mark seeks also the improvement to the quality of life with efficiency and the economic sustainability, making possible the adoption of gradual and progressive solutions coherent to the user’s payment capability.

Page: 8

As benefits to the Company, the law:

• Clarifies the conditions for the trasitoriety of the services, changing article 42 of the Concessions Act to determine to the Conceding Power to perform evaluations, surveys and payment of indemnification previously to the reversal of assets, as validation condition to the subsequent municipal acts;

• Significantly reduces the possibility of success in the judicial measures adopted for the resume of services in a sudden way and without indemnification;

• Aims the improvement of the achievement of public interests related to the environment and it favors the state planning of the services without disregarding the local peculiarities, considering the need of the Municipalities to present sanitation plans, compatible with the plans of the hydrographic basins; and

• Imposes the indication of the regulating entity and the publishing of regulatory norms that allow more clarity and efficiency in the inspection of services, as well as the providing itself, safeguarding and compatibilizing the different interests of the consumer and the contracting parties.

The information about area of concession, number of municipalities, volume of water and other related data disclosed in this report that do not arise from the accounting and/or financial statements are not revised by the independent auditors.

2. PRESENTATION OF FINANCIAL STATEMENTS

The Company’s financial statements, which are used as the basis for determining income taxes and mandatory minimum dividends calculations, have been prepared in accordance with accounting practices adopted in Brazil, which are based on the Brazilian Corporate Law (Law No. 6,404/76 and amendments), the rules and regulations of the Brazilian Securities Commission - CVM and the accounting standards issued by the Brazilian Institute of Independent Auditors - IBRACON.

The Interim Financial Statements (ITR) were prepared according to principles, practices and criteria consistent with those adopted in the preparation of the financial statements for the year ended December 31, 2006 and must be read together with them.

The financial statements for the second quarter and first semester of 2006 were reclassified for purposes of better presentation and maintenance of comparison as described below:

- Previously classified as cost of sales and services rendered, the amounts of R$2,766 in the second quarter of 2006 and R$4,946 in the first semester of 2006 were reclassified to selling expenses, and the amounts of R$11,041 in the second quarter of 2006 and R$14,070 in the first semester of 2006 were reclassified to administrative expenses.

Page: 9

3. CUSTOMERS

(a) Summary of customer accounts receivable

	June/07	March/07

Private-sector customers:
General customers and special customers (i) (ii)	646,315	692,637
Agreements (iii)	206,317	183,831

	852,632	876,468
Government Entities:
Municipal	495,338	466,040
Federal	25,624	25,407
Agreements (iii)	79,245	97,605

	600,207	589,052
Wholesale customers - municipal authorities: (iv)
- Guarulhos	364,529	352,443
- Mauá	123,718	118,528
- Mogi das Cruzes	11,078	6,840
- Santo André	307,910	298,721
- São Caetano do Sul	4,361	4,323
- Diadema	91,852	88,161

	903,448	869,016

Unbilled amounts	264,490	279,550

Subtotal	2,620,777	2,614,086

Allowance for doubtful accounts	(1,222,612)	(1,176,645)

Total customers	1,398,165	1,437,441

Current portion	1,121,941	1,137,543
Non current portion (v)	276,224	299,898

(i) General customers - residential and small and medium-sized businesses.

(ii) Special customers - large consumers, commercial industries, plants, condominiums and special billing consumers (industrial waste, wells, etc.)

Page: 10

(iii) Agreements - renegotiation into installments of past due debts, added by monetary indexation and interests, with maturity dates between 6 and 12 months, except the agreements with municipal City Halls, with maturity dates up to 2011.

(iv) Wholesale customers - municipal authorities - Accounts receivable from wholesale customers relate to the wholesale of treated water to certain municipalities, which are responsible for distribution, billing and collection with the final customers, some of these municipalities judicially contest the tariffs charged by Sabesp and do not pay the amounts in dispute. Based on the collection history, these amounts are classified as non current assets, as per the roll-forward below:

	June/07	March/07

Balance at beginning of period	869,016	838,006
Billings for services provided	70,934	70,194
Collections - current year services	(35,034)	(24,231)
Collections - prior year services	(1,468)	(14,953)

Balance at end of period	903,448	869,016

Current portion	47,286	20,689
Non current portion	856,162	848,327

Some Municipal City Halls judicially question the tariffs practiced by SABESP.

(v) The non current portion comprises the accounts receivable past due and renegotiated with the customers and past due amounts of wholesale supply to municipal authorities, and it is recorded net of the allowance for doubtful accounts in the amount of R$673,222 on June 30, 2007 (R$648.213 on March 31, 2007).

(b) Customer accounts receivable aging summary

	June/07	March/07

Current	693,743	743,074
Past due:
Up to 30 days	130,704	225,046
From 31 to 60 days	80,909	76,252
From 61 to 90 days	58,676	54,338
From 91 to 120 days	46,597	45,603
From 121 to 180 days	88,602	78,401
From 181 to 360 days	175,023	179,743
For more than 360 days	1,346,523	1,211,629

Total	2,620,777	2,614,086

Page: 11

(c) Allowance for doubtful accounts

(i) The amount of the supplement to the provision may be presented as follows:

	2nd Qtr/07	1st Qtr/07

Balance at beginning of period	1,176,645	1,123,157

Private-sector customers/government entities	19,490	26,932
Wholesale customers	26,477	26,556

Additions in the period	45,967	53,488

Balance	1,222,612	1,176,645

Current portion	549,390	528,432
Non current portion	673,222	648,213

(iii) In the income The Company recorded probable losses in accounts receivable verified in the second quarter of 2007, in the amount of R$ 72,983 (R$ 149,286 in the first semester of 2007), directly to the income for the period, recorded in “Selling Expenses”. In the second quarter of 2006, these losses were of R$ 55,896 (R$ 124,118 in the first semester of 2006).

	2nd Qtr/07	1st Sem/07	2nd Qtr/06	1st Sem/06

Provisions (over five thousand reais)	(61,015)	(119,844)	(48,118)	(96,097)
Recoveries (over five thousand reais)	15,048	20,389	18,797	24,955
Direct write-offs (less than five thousand reais)	(49,443)	(98,510)	(44,946)	(89,432)
Recoveries (less than five thousand reais)	22,427	48,679	18,371	36,456

Expenses (note 17)	(72,983)	(149,286)	(55,896)	(124,118)

Management believes that the allowance for doubtful accounts is sufficient to absorb probable losses in customer accounts receivable.

4. RELATED-PARTY TRANSACTIONS

The Company is a party to a number of transactions with its majority shareholder, the State of São Paulo Government (“GESP”), and its related agencies.

Page: 12

(a) Accounts receivable from the State Government

	June/07	March/07

Current:
Water and sewage services (i)	299,619	294,407
Water and sewage services - GESP Agreement (iii) and (iv)	62,631	61,355

Total current	362,250	355,762

Non current portion:
Water and sewage services - GESP Agreement (iii) and (iv)	67,416	66,034
Reimbursement for pension benefits paid (ii)	822,404	797,997

Total Non current portion	889,820	864,031

Total receivable from shareholder	1,252,070	1,219,793

Water and sewage services	429,666	421,796
Reimbursement for pension benefits paid	822,404	797,997

	1,252,070	1,219,793

(b) Interest on shareholders’ equity	396,361	396,361

(c) Operating Revenues

Gross revenue from sales and services	2nd Qtr/07	2nd Qtr/06

Water sales	48,657	44,780
Sewage services	40,913	36,912
Collections	(78,416)	(42,423)

(i) Water and sewage services

The Company provides water and sewage services to the State Government and its related agencies under terms and conditions that management believes are equal to those with third parties, except for the settlement of amounts outstanding, as described further below in items (iii) and (iv).

(ii) Reimbursement for pension and benefits paid.

Reimbursement for pension and benefits paid represents supplementary pension and leave benefit paid by the Company to former employees of State Government-owned companies which merged to form SABESP. These amounts should be reimbursed to the Company by the State Government, as the primary obligor, in conformity with Law No. 200/74. At June 30 and March 31, 2007, 2,666 and 2,665 retirees, respectively, received supplementary pension payments, being that in the quarters ended on June 30 and March 31, 2007 the Company paid R$ 24,407 and R$ 23,542, respectively. On June 30 and March 31, 2007 there were 144 active employees that will be entitled to such benefits at the time of their retirement.

Page: 13

(iii) GESP Agreement

On December 11, 2001, the Company entered into an agreement with the State of São Paulo Government, through the State Department of Finance and the State Department of Water and Energy - “DAEE”, having the State Department of Water Resources, Sanitation and Works as intervening party, under which the State Government, by force of Law no 200/74, acknowledged to be responsible for the benefit arising out of supplementation of retirement and pension payments and agreed to pay amounts it owed to the Company in respect of water and sewage services. The value to date of the Agreement was R$678,830, of which R$320,623 refer to supplemental retirement and pension benefits in the period from March 1986 until November 2001, and R$358,207 refer to water supply and sewage collection services invoiced and due from 1985 until December 1, 2001.

Considering the strategic importance of Taiacupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs, for ensuring the volume of water of the Alto Tietê System to be maintained, the Water and Electric Power Department - DAEE intends to transfer these properties to the Company to reduce the amounts owed to the Company. The reservoirs evaluation works has been completed and approved by the Board of Directors of the Company, which works indicated an amount of R$300,880 (base date - June, 2002), as shown in the respective report. There is a public civil action at the Court of Justice of the State of São Paulo involving the transfer of these reservoirs. The Company’s legal counsels assess the risk of loss from the lawsuit as probable, which would prevent the transfer of the respective reservoirs as partial amortization of the balance receivable.

Based on official notice no. 53/2005 of the State Capital Defense Council - “CODEC”, dated March 21, 2005, negotiations have restarted between the Company and the State Government with a view to restate the debt for supplementary retirement and pension benefits, under the terms defined in the GESP agreement, including amounts due after November, 2001. These negotiations shall result in a second amendment to the Agreement between the State Government and Sabesp. The Company shall retain Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras, USP - FIPECAFI to validate the actual values to be reimbursed by the State Government, taking into account the legal advice provided by the General Office of the State Attorney.

Once the amounts and any monetary adjustment criterion are established, SABESP will be able to take applicable actions in order to start the process of receiving of the amounts due by the Government of the State of Sao Paulo.

It is not possible to determine the net effects on the balance sheet resulting from such negotiation. Management does not expect to incur significant net losses relating to any differences between the amounts recorded as due from the State Government and the amounts actually paid by Sabesp.

The balances for water and sewage services were included in the 1st amendment, as described below (iv).

Page: 14

(iv) First Amendment to GESP Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original GESP Agreement, thereby (1) consolidating and acknowledging amounts due from the State Government for water and sewage services through February 2004, monetarily adjusted through February 2004; (2) formally providing for the offset of amounts due from the State Government against interest on shareholders’ equity declared by the Company and any other debt owed to the State Government at December 31, 2003, which were monetarily adjusted through February 2004; and (3) defining the payment terms of the remaining obligations of the State Government for water and sewage services.

Under the terms of the Amendment, the State Government acknowledged amounts due to the Company for water and sewage services provided through February 2004, in the amount of R$581,779, including monetary adjustments based on the Reference Rate (“TR”) at the end of each fiscal year through February 2004. The Company acknowledged amounts due to the State Government with respect to interest on shareholders’ equity of R$518,732, including (1) amounts declared and paid relating to years prior to 2003 (R$126,967), (2) monetary adjustments on these amounts based on the annual change in the Consumer Prices Index (IPC/FIPE) through February 2004 (R$31,098); and (3) amounts declared and paid relating to 2003 (R$360,667).

The Company and the State Government have agreed to the reciprocal offset of R$ 404,889 (monetarily adjusted through February 2004). The remaining balance of R$ 176,890 as of February 29, 2004 will be payable in monthly installments from May 2005 through April 2009, which will be subject to monthly monetary adjustment at the Expanded Consumer Price Index (IPCA/IBGE), plus interest of 0.5% .

The State Government did not pay the installments due from April to June 2007.

The Amendment to the GESP Agreement does not provide for amounts owed by the State Government for supplementary retirement and pension plan benefits, paid by the Company on behalf of the State Government. Such amounts continue to be subject to the terms of the original GESP Agreement.

Management believes that the amounts owed by the State Government shall be received and it is not estimated that losses will be incurred with such accounts receivable.

(d) Cash and cash equivalents

The Company’s balance of cash and short-term investments accounts with financial institutions controlled by the State Government was R$478,863 and R$425,314 at June 30 and March 31, 2007, respectively. The financial income from such investments was R$28,376 and R$27,645 in the periods ended June 30, 2007 and 2006, respectively. The Company must, by force of State Decree, invest its excess resources together with financial institutions controlled by the State.

Page: 15

(e) Arrangements to use certain reservoirs

The Company uses the Guarapiranga and Billings reservoirs and a portion of some of the reservoirs of the Alto Tietê System, which are owned by the State Department of Water and Energy - DAEE; in case these reservoirs were not available for the Company’s use, there could have been the need to obtain water in more distant locations. The Company does not pay any fees with respect to the use of these reservoirs, but is responsible for maintaining and funding the operating costs of these reservoirs.

(f) Contracts with reduced Fare for State and Municipal Public Entities that adhere to the Program of Rational Use of Water

The Company has entered into contracts with public entities related to the Government of the State and to the municipalities involving approximately 6,800 real estates that are benefited with a 25% tariff reduction for water and sewage services. The contract provides for the implantation of the program of rational use of water, which considers the reduction in water consumption.

(g) Guarantees

The Government of the State of São Paulo extends guarantees for some loans and financings of the Company and it does not charge any fee related to them.

(h) Transactions between the parties

Management is doing its best efforts to keep in permanent basis the payments of the State with regards to transactions between the parties.

5. INDEMNIFICATIONS RECEIVABLE

Indemnifications receivable is a non-current asset represented by amounts receivable from the municipalities of Diadema and Mauá as indemnification for the unilateral withdrawal of the concessions of water and sewage services from the Company in 1995. On June 30 and March 31, 2007, this asset amounted to R$148,794.

In view of these concession contracts, the Company invested I the construction of water and sewage systems in those municipalities to meet their commitments of concession service. Due to the unilateral breach of the concessions of Mauá and Diadema, the municipalities assumed the responsibility to provide water and sewage services in those areas. At that moment, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to non-current assets (indemnifications receivable), and recorded non indemnification costs to reflect the assets at their estimated recoverable amounts, contractually agreed upon as indemnification by the Company before the relevant authorities. The residual value of the property, plant and equipment items related to the municipality of Diadema, written-off for accounting purposes in December 1996 was R$75,231, and the balance of indemnification and other credits receivable from the municipality was R$62,876 on June 30, 2007. The residual value of the property, plant and equipment items related to the Municipality of Mauá, written off in the fiscal year of 1999 was R$103,763 and the balance of indemnification receivable from the municipality was R$85,918 on June 30, 2007.

Page: 16

The Company’s rights to the recovery of these amounts are being disputed by the municipalities and no amount has been received up to the date.

Sabesp filed judicial demands to collect the amounts due by the municipalities. With regards to Diadema, the first court level judge decided against Sabesp, against which there was an appeal in November 2000. On December 1, 2005 a partial acceptance to Sabesp’s appeal was granted to declare the validity of the agreement entered into with the municipality of Diadema. On October 11, 2006 the City Hall filed special and extraordinary appeals, and on November 21, 2006 the decision allowing the Company to present its responses to the referred appeals was published, which has been done on December 6, 2006. The appeals were rejected by the President of the Court of Justice on March 27, 2007 and the municipality filed a new interlocutory appeal against this decision. The appeal of the Municipality to the Superior Court was accepted only with the purpose of determining the judgment of the extraordinary appeal that had been rejected.

With regards to Mauá, a first court level decision was given requiring that the Municipality pay an amount of R$ 153.2 million as compensation for the loss of profits. This decision was appealed by Mauá on April 15, 2005 and it is still pending a decision by the Court of Justice. On July 4, 2006, the sentence was converted into a diligence comprised by an expert clarification about the amount attributed for indemnification purposes, which has not yet been provided by the expert.

Based on the legal counsel opinion, Management continues to affirm that the Company has legal right to receive the amounts corresponding to the indemnification and it continues to monitor the situation of the legal proceedings. However, the ultimate amounts to be received, if any, will most likely be subject to a final court decision.

Page: 17

6. PROPERTY, PLANT & EQUIPMENT

	June/07			March/07

	Restated Cost	Accumulated Depreciation/	Net	Net

In use
Water systems:
Land	943,041	-	943,041	942,574
Buildings	2,752,240	(1,477,705)	1,274,535	1,290,835
Connections	892,769	(366,501)	526,268	517,300
Water meters	279,499	(145,163)	134,336	133,530
Networks	3,449,694	(1,057,836)	2,391,858	2,339,040
Equipment	248,322	(164,244)	84,078	70,089
Others	581,800	(288,608)	293,192	334,599

Sub total	9,147,365	(3,500,057)	5,647,308	5,627,967

Sewage system:
Land	347,010	-	347,010	346,648
Buildings	1,594,586	(614,067)	980,519	973,530
Connections	905,760	(371,396)	534,364	532,623
Networks	5,104,618	(1,200,287)	3,904,331	3,892,911
Equipment	399,366	(350,909)	48,457	51,976
Others	130,949	(65,046)	65,903	72,562

Sub total	8,482,289	(2,601,705)	5,880,584	5,870,250

General use:
Land	107,707	-	107,707	107,707
Buildings	139,112	(104,155)	34,957	58,362
Transportation equipment	137,551	(129,708)	7,843	7,015
Furniture, fixtures and equipment	312,370	(171,664)	140,706	117,394
Loan for use of land	20,556	-	20,556	20,556
Loan for use of assets	8,457	(2,535)	5,922	5,922

Sub total	725,753	(408,062)	317,691	316,956

Total in use	18,355,407	(6,509,824)	11,845,583	11,815,173

Construction in progress:
Water systems	648,532	-	648,532	677,626
Sewage systems	1,355,779	-	1,355,779	1,345,907
Others	5,782	-	5,782	5,698

Total construction in progress	2,010,093	-	2,010,093	2,029,231

General Total	20,365,500	(6,509,824)	13,855,676	13,844,404

Page: 18

The property, plant and equipment in operation represents the items involved in the rendering of water supply and sewage collection services in 352 municipalities. In the other municipalities (those negotiated by financial-economic appraisal), Sabesp holds the possession of the items.

(a) Depreciations

Structures (buildings and frames) - 4%; connections (building connections) - 5%; networks (interceptors and networks) - 2%; equipment (computing - 20%, machinery and other equipment - 10%); hydrometers - 10%; vehicles - 20%; office furniture - 10% and other fixed assets - between 2% and 20%. When applicable, the depreciation rates are adjusted to take into account the changes in the estimated remaining economic lives of the assets to the extent they are replaced.

(b) Disposals of property, plant and equipment

The Company wrote-off, in the second quarter of 2007 and first semester of 2007, fixed asset items in the amount of R$ 2,431 and R$ 4,391, respectively (in the second quarter and first semester of 2006 - R$ 956 and R$ 3,502, respectively) related to the group of operating assets, caused by obsolescence, theft and sale.

(c) Capitalization of interests and financial charges

The Company capitalized interests and monetary variation, including foreign currency exchange variation, to property, plant and equipment in the amount of R$(7,918) in the second quarter of 2007 (in the second quarter of 2006 - R$ 6,284), during the period in which the related assets were under construction.

(d) Construction in progress

Disbursements from the first quarter of 2007 to 2012 related to construction works already contracted are estimated to be approximately R$1,241,000 (unaudited).

(e) Expropriations

As a result of the implementation of priority projects related to the water and sewage systems it was necessary to expropriate or establish rights of way through third-party properties, all in conformity with the relevant legislation. The owner’s of these properties will be compensated either through negotiated settlements or judicial arbitration. Disbursements to be effected as from the first quarter of 2007 are estimated to be approximately R$472,000 (unaudited). The related assets acquired as a result of these negotiations are recorded as property, plant and equipment when the expropriation is complete. The total amount paid relating to expropriations of property, plant and equipment in the second quarter of 2007 was R$2,138 (R$1,829 - in the second quarter of 2006).

Page: 19

(f) Assets in guarantee

At June 30, 2007, the Company had assets in the amount of R$249,034 provided as guarantee under the Special Tax Debt Refinancing Program - PAES (Note 10).

Additionally, three of the Company’s real estates, in the amount of R$ 60,539, have been pledged as guarantee for financing together with the International Bank for Reconstruction and Development - Bird.

(g) Non-operating assets

The Company had R$26,478 at June 30 and March 31, 2007 referring to other non-operating assets given as free leases, comprised primarily of lands surrounding reservoirs.

(h) Revaluation

Property, plant and equipment items were revaluated in 1990 and 1991 and have been depreciated at annual rates which take into consideration the estimated remaining economic useful lives of the assets as determined in the respective valuation reports that, as a rule, fall within the ranges of the above presented rates.

As permitted by CVM Instruction 197/93, the Company did not record a provision for the tax effects (deferred taxes) on the surplus of the revaluation of property, plant and equipment carried out in 1990 and 1991. Had the income tax and social contribution on the revaluation reserve been accounted for, the unrealized amount at June 30, 2007 would be R$415,567 (R$445,755 until June 30, 2006). The amount of R$43,589 was realized in the period from January to June 2007 (January to June 2006 - R$46,205).

(i) Totally depreciated assets

At June 30 and March 31, 2007 the gross accounting value of the totally depreciated assets which are still in use is R$585,829 and R$512,505, respectively.

7. INTANGIBLE ASSETS

As of the year 1999, the negotiations related to new concessions started to become operational, considering the financial and economic result of the business, defined in appraisal report issued by independent experts.

The amount defined in the respective contracting instrument, after the celebration of the deal together with the municipality, with the realization by means of underwriting stock of the Company or in cash, it is registered under this line item and amortized over the concession period (normally on a 30-year term). At June 30 and March 31, 2007 there was no pending amount related to these payments to the municipalities.

Page: 20

The net disclosed amount refers to the assumption of the following municipalities:

	June/2007			March/2007

	Restated Cost	Accumulated Depreciation	Net	Net

Agudos	7,665	(2,026)	5,639	5,593
Bom Sucesso do Itararé	349	(29)	320	313
Campo Limpo Paulista	11,890	(2,987)	8,903	8,991
Conchas	3,186	(530)	2,656	1,771
Duartina	1,523	(313)	1,210	1,223
Estância de Serra Negra	13,383	(1,652)	11,731	11,834
Itapira	14,729	(1,330)	13,399	13,276
Itararé	5,612	(1,516)	4,096	4,092
Marabá Paulista	445	(89)	356	360
Miguelópolis	4,147	(1,153)	2,994	2,986
Osasco	272,179	(64,435)	207,744	208,400
Paraguaçu Paulista	14,190	(3,944)	10,246	10,349
Paulistânia	154	(31)	123	121
Sandovalina	259	(53)	206	165
Santa Maria da Serra	1,103	(245)	858	863
São Bernardo do Campo	237,459	(27,048)	210,411	212,400
Várzea Paulista	12,049	(3,063)	8,986	9,084

Total	600,322	(110,444)	489,878	491,821

The amortization of the intangible assets is performed during the term of the concession contracts of the assumed municipalities.

For the second quarter of 2007 and 2006, amortization expenses related to the intangible concession rights were R$ 4,868 and R$ 4,989, respectively. The amortization expenses for next five years is estimated in approximately R$ 20,350 per year (information not revised by the independent auditors).

Page: 21

8. LOANS AND FINANCING

(i) Loans and financing balances

	June/07			March/07

	Current	Non Current	Total	Current	Non Current	Total	Final Maturity	Annual Interest Rate	Adjustment to Inflation	Guarantees

Local currency

União Federal / Banco do Brasil	227,025	1,754,314	1,981,339	221,398	1,805,808	2,027,206	2014	8.5%	UPR	State of S.Paulo Government and Own Funds

Debentures 6th Issue	231,813	402,992	634,805	231,813	401,591	633,404	2010	CDI+1.75% and 11%	IGP-M	-

Debentures 7th Issue	-	305,882	305,882	-	305,513	305,513	2010	CDI+1.5% and 10.8%	IGP-M	-

Debentures 8th Issue	-	715,094	715,094	-	713,824	713,824	2011	CDI+1.5% and 10.75%	IGP-M	-

CEF	54,569	494,489	549,058	51,742	470,098	521,840	2007/2022	5 % to 9.5%	UPR	Own Funds

FIDC - SABESP I	55,556	152,778	208,334	55,556	166,666	222,222	2011	CDI+0.7%	-	Own Funds

BNDES	37,863	167,790	205,653	31,054	146,838	177,892	2013	3% + TJLP limit 6%	-	Own Funds

Others	3,094	21,347	24,441	2,814	22,367	25,181	2009/2011	12% / CDI / TJLP+6%	UPR	-

Accrued interest and financial charges	96,255	28,544	124,799	106,913	25,244	132,157

Total local currency	706,175	4,043,230	4,749,405	701,290	4,057,949	4,759,239

Foreign currency

BIRD	-	-	-	4,597	-	4,597	2007	5.15%	Currency basket var + US$	Federal Government

BID US$ 432,895 thousand	79,540	754,302	833,842	82,977	817,084	900,061	2007/2025	3% to 7.7%	Currency basket var + US$	Federal Government

Eurobonds US$ 238,052 thousand	188,868	269,668	458,536	-	488,102	488,102	2008/2016	12% and 7.5%	US$	-

JBIC Yen 897,034 thousand	-	14,050	14,050	-	13,973	13,973	2029	1.8% and 2.5%	Yene	Federal Government

Accrued interests and financial charges	14,113	-	14,113	28,550	-	28,550

Total foreign currency	282,521	1,038,020	1,320,541	116,124	1,319,159	1,435,283

Total	988,696	5,081,250	6,069,946	817,414	5,377,108	6,194,522

As of June 30, 2007 the Company did not have balances of short-term loans and financing.

Exchange rate as June 30, 2007: USD 1.9262; Yen 0.015663

UPR: Standard Reference Unit - TJLP : Long Term Interest Rate
CURRENCY BASKET VARIATION: Value referring to the BID and BIRD account - EUR: Euro
CDI: Interbanking Deposit Certificate - IGP-M: General Market Prices Index

Page: 22

(ii) On April 12, 2007, the Company made the payment of the last installment of the contract 3504 to the Bird.

(iii) Settlement schedule of loans and financing

Total debt to be paid until the end of 2007 is R$560,712, being the amount denominated in United States dollars and in Euro of R$60,169, and the amount of R$500,543 refers to interest and principal of loans denominated in Brazilian reais.

INSTITUTION	2007	2008	2009	2010	2011	2012	2013 Onward	TOTAL

Local currency
União Federal/Banco do Brasil	111,108	236,851	257,797	280,595	305,409	332,417	457,162	1,981,339
Caixa Econômica Federal - CEF	26,752	56,505	60,012	64,434	69,754	75,402	196,199	549,058
Debentures	231,813	-	756,064	302,811	365,093	-	-1,655,781
FIDC - SABESP I	27,778	55,556	55,556	55,556	13,888	-	-	208,334
BNDES	18,931	37,863	37,863	37,863	37,864	31,927	3,342	205,653
Others	1,545	5,142	6,512	5,866	5,376	-	-	24,441
Accrued interest and financial charges	82,616	18,829	10,379	10,379	2,596	-	-	124,799

Total local currency	500,543	410,746	1,184,183	757,504	799,980	439,746	656,703	4,749,405

Foreign currency
BID	46,056	66,968	66,968	66,968	66,968	66,967	452,947	833,842
Eurobonds	-188,868		-	-	-	-	269,668	458,536
JBIC	-	-	-	-	325	781	12,944	14,050
Accrued interest and financial charges	14,113	-	-	-	-	-	-	14,113

Total foreign currency	60,169	255,836	66,968	66,968	67,293	67,748	735,559	1,320,541

Grand Total	560,712	666,582	1,251,151	824,472	867,273	507,494	1,392,262	6,069,946

(iv) Short-term debt structure

One of the Company’s main goals is to reduce its foreign currency debt exposure, therefore minimizing costs and volatility over income.

(v) Covenants

At June 30, 2007 the Company was in compliance with all financial covenants.

Page: 23

9. TAXES AND CONTRIBUTIONS

(a) Balance sheet accounts

	June/07	March/07

In current assets ((b)(i))
Deferred income tax	11,837	11,873
Deferred social contribution	4,261	4,274

	16,098	16,147

In long-term assets ((b)(ii))
Deferred income tax	249,720	255,854
Deferred social contribution	92,219	94,427

	341,939	350,281

In current liabilities ((b)(iii))
Deferred PASEP	22,265	21,877
Deferred COFINS	53,578	51,793

	75,843	73,670

In long-term liabilities ((b)(iv))
Deferred income tax	64,909	62,509
Deferred social contribution	18,858	17,993
Deferred PASEP	17,672	17,543
Deferred COFINS	50,834	50,239

	152,273	148,284

	2nd Qtr/07	1st Sem/07	2nd Qtr/06	1st Sem/06

In income
Income tax	(112,705)	(245,673)	(86,094)	(178,866)
Deferred income tax	(8,570)	4,791	7,048	10,380

	(121,275)	(240,882)	(79,046)	(168,486)

In income
Social contribution	(41,159)	(89,268)	(28,545)	(52,097)
Deferred social contribution	(3,085)	1,725	(141)	(8,970)

	(44,244)	(87,543)	(28,686)	(61,067)

(b) Deferred

(i) In Current Assets

Mainly calculated on temporary differences in the amount of R$47,348 (March/2007 - R$47,491).

Page: 24

(ii) In Non Current Assets

Mainly calculated on temporary differences in the amount of R$998,881 (March/2007 - R$1,023,416) related to income tax and R$1,024,651 (March/2007 - R$1,049,187) related to social contribution.

(iii) In current liabilities

Substantially calculated on amounts invoiced to government agencies, being the calculation of the liability and the set up of the provision made when the service was provided, and the settlement when the invoices were collected.

(iv) In non current liabilities

- Income tax and social contribution

Substantially calculated based on temporary differences in the amount of R$259,635 (March/2007 - R$250,034) relating to income tax and R$209,529 (March/2007 - R$199,928) relating to social contribution.

- Pasep and Cofins

Substantially calculated on amounts invoiced to government agencies, being the calculation of the liability and the set up of the provision made when the service was provided, and the settlement when the invoices were collected.

(c) Reconciliation of the effective tax rate

The amount recorded as income tax and social contribution expenses in the quarterly information is reconciled from the nominal rates provided by law, as shown below:

	2nd Qtr/07	1st Sem/07	2nd Qtr/06	1st Sem/06

Income before taxes on income	461,059	916,845	292,079	750,596
Statutory rate	34%	34%	34%	34%

Tax expense at statutory rate	(156,760)	(311,727)	(99,307)	(255,203)
Permanent differences
Realization of revaluation reserve	(7,393)	(14,820)	(7,636)	(15,710)
Interest on shareholders’ equity	-	-	-	44,058
Other differences	(1,366)	(1,878)	(789)	(2,698)

Income and social contribution taxes	(165,519)	(328,425)	(107,732)	(229,553)

Current income tax and social contribution	(153,864)	(334,941)	(114,639)	(230,963)
Deferred income tax and social contribution	(11,655)	6,516	6,907	1,410
Effective rate	36%	36%	37%	31%

Page: 25

10. PAES PROGRAM - SPECIAL TAX DEBT REFINANCING PROGRAM

The Company applied for enrollment in the Special Tax Debt Refinancing Program - “PAES”, on July 15, 2003, in accordance with Law No. 10,684, of May 30, 2003, including certain tax liabilities related to COFINS and PASEP subject of a legal action challenging the application of Law No. 9,718/98, and consolidated the previously outstanding balance of the Tax Recovery Program - “REFIS”. The total amount included in Paes was R$ 316,953.

The debit is being paid within 120 months, being that the amount paid in the second quarter of 2007 was R$ 10,690 (R$ 10,560 in the first quarter of 2007) and R$ 3,177 was accrued in the second quarter of 2007 and R$6,482 in the first quarter of 2007 (R$4,628 in the second quarter of 2006 and R$9,917 in the first quarter of 2006) related to interests.

The assets pledged as guarantee under in the previous Refis Program, in the amount of R$ 249,034 continue to secure amounts under the Paes Program.

11.PENSION AND HEALTH BENEFIT PLANS

The Company sponsors the Fundação Sabesp de Seguridade Social - Sabesprev, an entity organized in August 1990 with the main purpose of managing Sabesp’s complementary pension and health benefit plans.

(a) Social Security Benefits

The monthly contributions related to the post-retirement program - defined benefit correspond to 2.10% of the Company and 2.26% from the participants.

The participants’ contribution presented above is the average, since the value of the discount varies according to the salary range, between 1% and 8.5% .

In order to meet the provisions of CVM Resolution No. 371, of December 13, 2000, below is a description of the amounts of pension and retirement benefits granted and payable to which the employees will be entitled after service time.

At December 31, 2006, based on independent actuarial reports, Sabesp had a net actuarial liability of R$321,212, representing the difference between the present value of the Company’s benefit obligations to the participating employees, retired employees and pensioners, and the assets in guarantee.

The Company has elected to recognize the liability over five years beginning in 2002. The actuarial liability as of June 30, 2007, in the amount of R$343,249 (March/2007 - R$331,975), has been recorded in non current portion liabilities.

Page: 26

For the fiscal year 2007 the expense estimate is R$ 55,924, and the amount of R$ 29,594 has been charged to income in the period from January to June, 2007, as follows:

	2nd Qtr/07	1st Sem/07	2nd Qtr/06	1st Sem/06

Transfer to Sabesprev	3,725	7,557	3,692	7,416
Actuarial liability recorded	11,274	22,037	11,294	22,560

Total recorded	14,999	29,594	14,986	29,976

(b) Assistance Plan:

The health benefit program, which is comprised of optional health benefit plans, free-election, is also funded by contributions from the sponsor and the participating employers, which were the following in the period:

Company: average of 7.40% on the payroll;

Participating employees: 3.21% of base salary and bonus, corresponding to 2.33% of the gross payroll, on average.

12. PROFIT SHARING

Based on the negotiations which took place in May 2007 between the Company and the entities representing the functional class, the Profit Sharing Plan was agreed upon, considering the period from January to December 2007, with the distribution of the amount corresponding to up to one payroll, according to the results achieved, with payment expected to 2008.

In the semester ended on June 30, 2007 the amount of R$ 28,529 was accrued in the line item “Salaries and Payroll Charges”, in current liabilities, referring to six months of the period from January to December, 2007.

Page: 27

13. PROVISIONS FOR CONTINGENCIES

				Interests,
				Restatements
	March/07	Additions	Exclusions	and	June/07
				Reversals

Customer claims (i)	311,114	3,867	(17,024)	(11,348)	286,609
Contractor claims (ii)	175,274	243	(1,776)	(8,502)	165,239
Other civil claims (iii)	77,403	5,682	(8,772)	870	75,183
Tax claims (iv)	22,700	619	(512)	2,436	25,243
Labor claims (v)	60,979	1,502	(11,677)	1,324	52,128
Environmental claims (vi)	68,070	6,098	(111)	902	74,959

Subtotal	715,540	18,011	(39,872)	(14,318)	679,361

Escrow Deposits	(19,981)	(3,690)	11,744	-	(11,927)

Total	695,559	14,321	(28,128)	(14,318)	667,434

The Company has accrued as current liabilities, under “Provisions”, amounts related to judicial proceedings in phase of judgment. The balance presented of R$39,568 (Mar/2007- R$28,966) is net of values already judicially deposited in the amount of R$7,781 (Mar/2007 - R$18,525).

The Company, based on a joint analysis together with its legal counselors, recorded provisions in an amount considered sufficient to cover probable losses arising from judicial lawsuits, recorded in non current liabilities, under the caption “Provisions”, in the amount of R$627,866 (March/2007 - R$666,593), presented net of escrow deposits totaling R$4,146 (March/2007 - R$1,456).

(i) Customer claims - approximately 1,040 claims from customers have been filed by commercial customers claiming that their tariffs should be equal to those of other categories of consumers and, consequently, claim the refund of amounts imposed and charged by the Company. The Company has obtained final decisions, both favorable and adverse, in several different court levels, and has recorded provisions for cases which risk of loss has been assessed as probable.

(ii) Contractor claims - Filed by certain construction service contractors alleging underpayment of monetary adjustments, withholding of amounts relating to the effects of the Real Plan and monetary losses from economic-financial unbalance in the applicable contract. These lawsuits are in progress in several different court levels, and provisions are recorded for cases with probable risk of loss.

(iii) Other civil claims - Refer to claims for indemnifications for material damages, pain and suffering and loss of profits caused to third parties, in several different court levels, provisioned when classified as of probable loss.

Page: 28

(iv) Tax claims - the provisions for contingencies of tax nature refer mainly to questions related to the collection of taxes, questioned by reason of divergence of interpretation of the legislation by the legal counsels of the Company.

(v) Labor claims - the Company is party to several labor claims, related to overtime pay, health hazard and risk, prior notice period, job deviation, salary parity and others, most of the amounts involved being under provisional or definite execution, in several court levels, thus being classified as of probable loss and, consequently, duly provisioned.

(vi) Environmental claims - refer to various administrative and judicial processes filed by public entities, including by Companhia de Tecnologia de Saneamento Ambiental - Cetesb, the General Attorney’s Office of the State of São Paulo and others, seeking to impose fines and penalties for environmental damages allegedly caused by the Company.

Lawsuits with possible risk of loss

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil and labor matters, which are assessed by its legal advisors to be of possible likelihood of loss and which are not provisioned. The aggregate amount referring to such proceedings is approximately R$2,032,500 as of June 30, 2007 (March/2007 - R$1,643,900). Among these proceedings, the Company appears together with other three parties in a lawsuit, in the current amount of R$ 482 million at June 30, 2007, disputing the civil liability for supposed environmental damages occurred in the Billings dam, which is being refuted, as well as the estimated indemnity value, since the Company deems that there is no factual support. Despite the adverse result in the first instance, this decision, issued on July 30, 2007, is still subject to appeal, there being no assurance that the joint conviction imposed to it will be maintained. Previously classified as remote loss, this proceeding, as a result of the recent decision, started being assessed by the Company’s lawyers as of possible loss.

14. SHAREHOLDERS’ EQUITY

(a) Authorized Capital

The Company is authorized to increase its capital stock up to the limit of R$ 4,100,000, divided into common shares, all recorded with no par value.

Grouping of shares

The Shareholders’ Meeting held on April 30, 2007 approved the proposal to effectuate the reverse share split. The shares started being grouped in the proportion of 125 (one hundred and twenty-five) shares for 1 (one) share, and, as of June 4, 2007 they started to be negotiated in Reais per share. The capital stock started being represented by 227,836,623 registered common book-entry shares, with no par value, remaining unchanged the amount of Sabesp’s capital stock.

Page: 29

Simultaneously to the reverse share split, the American Depositary Receipts (ADR’s) started being negotiated in the proportion of 1 (one) ADR per each 2 (two) shares.

(b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 227,836,623 registered common shares, without par value, as follows:

	June/07		March/07

Shareholders	Number of shares	%	Number of shares	%

Secretaria da Fazenda	114,508,087	50.26	14,313,511,861	50.26
Companhia Brasileira de Liquidação e Custódia	62,711,173	27.52	7,946,582,851	27.90
The Bank Of New York ADR
Department (Equivalent to stock) (*)	50,389,316	22.12	6,190,924,500	21.74
Other	228,047	0.10	28,558,615	0.10

	227,836,623	100	28,479,577,827	100

(*) Each ADR equals 2 shares

(c) Distribution of earnings

Shareholders are entitled to a mandatory minimum dividend distribution of 25% of adjusted net income, calculated in conformity with Brazilian Corporate Law.

Interests on shareholders’ equity declared in 2006, in the amount of R$270,841, were paid on June 29, 2007, net of withholding income tax.

(d) Capital reserve

Capital reserve comprises fiscal incentives and donations from governmental entities and private institutions.

(e) Revaluation reserve

As provided by CVM Instruction No. 197/93, the Company elected not to recognize income tax and social contribution on the revaluation reserve of property, plant and equipment carried out until 1991.

The reserve has been realized with a corresponding entry to “retained earnings”, to the same proportion of the depreciation and write-off of the assets to which it is related.

Page: 30

(f) Changes in Retained Earnings Account

	June/07	March/07

Previous balance	314,723	-
Realization of Revaluation Reserve	21,746	21,843
Result of the Period	295,540	292,880

Current Balance	632,009	314,723

(g) Reserve for Investments

The reserve for investments has been specifically set up from the portion corresponding to own resources that will be intended to the enhancement of the water supply and sewage sanitation systems,

15. FINANCIAL INSTRUMENTS

(a) Market value of financial instruments

The determination of the market value of financial instruments is performed on an annual by basis Company Management.

(b) Credit risk concentration

A significant portion of sales is made to a geographically dispersed customer base. In relation to those clients, credit risk is mitigated due to the large portfolio and to the control procedures which monitor this risk.

The doubtful accounts are properly covered by provision to face eventual losses in their realization

(c) Foreign Currency

Transactions in foreign currency consist of borrowings to specific improvement works and expansion of the Company’s water supply and sewage collection and treatment services.

Page: 31

16. OPERATING REVENUES

	2nd Qtr/07	1st Sem/07	2nd Qtr/06	1st Sem/06

São Paulo Metropolitan Region	1,196,921	2,387,049	1,088,431	2,176,914
Regional systems (i)	366,786	759,882	333,633	701,907

Total	1,563,707	3,146,931	1,422,064	2,878,821

(i) It comprises the municipalities operated in the interior and coastal area of the State of São Paulo.

17. OPERATING COSTS AND EXPENSES

	2nd Qtr/07	1st Sem/07	2nd Qtr/06	1st Sem/06

Cost of sales and services:
Payroll and related charges	(245,427)	(476,620)	(263,123)	(477,287)
General supplies	(32,035)	(61,834)	(28,063)	(54,046)
Treatment supplies	(29,489)	(64,995)	(26,657)	(59,230)
Outside services	(87,741)	(170,052)	(70,547)	(139,274)
Electric power	(124,003)	(241,672)	(109,077)	(213,930)
General expenses	(5,243)	(12,815)	(8,909)	(14,963)
Depreciation and amortization	(153,143)	(302,894)	(146,502)	(288,404)

	(677,081)	(1,330,882)	(652,878)	(1,247,134)

Selling expenses:
Payroll and related charges	(40,385)	(77,933)	(43,655)	(78,987)
General supplies	(1,418)	(2,664)	(1,232)	(2,346)
Outside services	(21,708)	(41,599)	(18,586)	(37,071)
Electric power	(188)	(376)	(194)	(401)
General expenses	(14,253)	(28,832)	(14,686)	(28,549)
Depreciation and amortization	(1,737)	(2,450)	(694)	(1,394)
Bad debt expense, net of recoveries - 4(c)	(72,983)	(149,286)	(55,896)	(124,118)

	(152,672)	(303,140)	(134,943)	(272,866)

Administrative expenses:
Payroll and related charges	(34,973)	(67,138)	(35,779)	(63,385)
General supplies	(1,475)	(2,499)	(1,004)	(2,099)
Outside services	(25,726)	(50,275)	(16,810)	(36,900)
Electric power	(339)	(671)	(275)	(552)
General expenses	(31,200)	(53,868)	(18,648)	(21,349)
Depreciation and amortization	(3,970)	(7,615)	(3,936)	(8,048)
Tax expenses	(7,924)	(16,636)	(9,061)	(16,937)

	(105,607)	(198,702)	(85,513)	(149,270)

Page: 32

	2nd Qtr/07	1st Sem/07	2nd Qtr/06	1st Sem/06

Costs, selling and administrative expenses:
Payroll and related charges	(320,785)	(621,691)	(342,557)	(619,659)
General supplies	(34,928)	(66,997)	(30,299)	(58,491)
Treatment supplies	(29,489)	(64,995)	(26,657)	(59,230)
Outside services	(135,175)	(261,926)	(105,943)	(213,245)
Electric power	(124,530)	(242,719)	(109,546)	(214,883)
General expenses	(50,696)	(95,515)	(42,243)	(64,861)
Depreciation and amortization	(158,850)	(312,959)	(151,132)	(297,846)
Tax expenses	(7,924)	(16,636)	(9,061)	(16,937)
Bad debt expense, net of recoveries	(72,983)	(149,286)	(55,896)	(124,118)

	(935,360)	(1,832,724)	(873,334)	(1,669,270)

Financial expenses:
Interest and other charges on loans and
financing – local currency	(114,656)	(232,863)	(131,068)	(269,485)
Interest and other charges on loans and
financing - foreign currency	(16,472)	(34,700)	(25,419)	(47,432)
Interest on shareholders’ equity	-	-	-	(129,582)
Interest on shareholders’ equity (reversal)	-	-	-	129,582
Other expenses on loans and financing	-	-	(2)	(5)
Income tax on remittances abroad	(1,706)	(3,309)	(2,375)	(4,452)
Other financial expenses	(26,033)	(30,975)	(11,273)	(18,452)
Monetary variations on loans and financing	(12,587)	(34,430)	(18,098)	(38,231)
Other monetary and foreign exchange
variations	(3,764)	(4,493)	(55)	(545)
Provisions	14,318	(11,182)	11,612	(7,944)

	(160,900)	(351,952)	(176,678)	(386,546)

Financial income:
Monetary Variation Income	6,582	17,100	10,029	17,396
Income from financial investments	18,998	28,376	14,931	27,645
Interest	10,777	24,790	15,807	25,577
Other	3	3	4	6

	36,360	70,269	40,771	70,624

Financial expenses, before foreign exchange
variations	(124,540)	(281,683)	(135,907)	(315,922)

Foreign Exchange, net
Exchange variations on loans and financing	74,276	121,141	(11,234)	78,020
Foreign Exchange Income	7	(160)	(297)	(280)

	74,283	120,981	(11,531)	77,740

Financial result, net	(50,257)	(160,702)	(147,438)	(238,182)

Page: 33

18. CASH FLOW

The statement of cash flows reflects the Company’s operating, investing and financing activities derived from accounting records prepared in accordance with Brazilian Corporate Law and has been presented in accordance with International Accounting Standards (IAS) No. 7 - “Cash Flow Statements”.

	Explanatory	2nd	1st	2nd	1st
	Notes	Qtr/07	Sem/07	Qtr/06	Sem/06

Cash flow from operating activities:
Net income for the period		295,540	588,420	175,566	503,482

Adjustments to reconcile net income:
Deferred Taxes and Contributions		14,553	(3,449)	(6,414)	(3,187)
Provisions for Contingencies		29,479	76,778	10,119	25,556
Reversal of provision for losses		(44)	(44)	-	-
Other provisions		89	89	-	-
Pension obligation		14,999	29,594	14,986	29,977
Write-off of property, plant and equipment	6(b)	2,431	4,391	956	2,321
Write-off of deferred Assets		475	1,276	863	863
Gain in the sale of property, plant and
equipment		-	-	-	(1,007)
Depreciation and Amortization	17	158,850	312,959	151,132	297,846
Interests calculated on loans and financing
payable	17	132,834	270,872	158,862	321,369
Monetary and Foreign Exchange variation
from loans and financings	17	(61,689)	(86,711)	29,333	(39,789)
Expenses from interests and monetary
variation	10	3,177	6,482	4,628	9,917
Income from interests and monetary
variation		(3,495)	(7,911)	(2,032)	(6,911)
Allowance for doubtful accounts	3(c(ii)) e 17	72,983	149,286	55,896	124,118

Adjusted Net Profit		660,182	1,342,032	593,895	1,264,555

Changes in Working Capital:
Customers Accounts Receivable		(32,371)	(108,372)	(17,075)	(217,379)
Accounts Receivable from Shareholders		(5,212)	33,672	(25,097)	97,084
Inventories		2,087	9,059	(1,302)	4,035
Taxes Recoverable		25,485	23,295	429	(2,465)
Other Accounts Receivable		(10,555)	(20,510)	(7,125)	(17,410)

Change in Non-current Assets
Accounts Receivable from Customers		(990)	(30,706)	(52,275)	(86,182)
Accounts Receivable from Shareholders		(24,406)	(47,949)	(23,326)	(46,243)
Judicial Deposits		(530)	(2,503)	2,832	(6,866)
Other Accounts Receivable		(1,596)	(2,732)	(1,645)	(15,959)

Page: 34

	Explanatory	2nd	1st	2nd	1st
	Notes	Qtr/07	Sem/07	Qtr/06	Sem/06

Change in Current Liabilities:
Suppliers		31,150	(71,352)	79,639	24,596
Salaries, provisions and social contributions		37,590	7,993	82,103	106,919
Taxes and Contributions Payable		(76,610)	5,227	18,189	17,555
Services Received		27,642	(9,474)	3,514	(23,010)
Other Obligations		2,386	(7,475)	673	(71,784)
Contingencies		(65,658)	(74,494)	(17,293)	(20,000)
Pension Fund	11	(3,725)	(7,557)	(3,692)	(7,416)
Change in non-current liabilities
Other Obligations		(38)	677	1,142	76,117

Cash Flow from Operating Activities		564,831	1,038,831	633,586	1,076,147

Cash Flow from Investment Activities:
Acquisition of fixed asset items		(201,451)	(305,586)	(232,751)	(339,154)
Increase in intangibles		(2,925)	(4,711)	(1,949)	(6,697)
Sale of Fixed Asset Items		-	-	-	2,188
Increase in Deferred Asset		-	-	(28)	(55)

Net Cash invested in investment activities		(204,376)	(310,297)	(234,728)	(343,718)

Cash Flow from financing activities
Loans and Financing - Long Term:
Funding		92,630	125,442	29,265	320,528
Payments		(280,433)	(555,797)	(587,482)	(838,963)

Payment of interest on shareholders’ equity		(115,082)	(115,084)	(148,769)	(158,155)

Net cash applied in financing activities		(302,885)	(545,439)	(706,986)	(676,590)

Increase (decrease) in cash & cash
equivalents		57,570	183,095	(308,128)	55,839
Cash & Cash equivalents in the beginning
of the year		453,731	328,206	644,140	280,173
Cash & Cash equivalents at the end of the
year		511,301	511,301	336,012	336,012
Change in cash & cash equivalents		57,570	183,095	(308,128)	55,839

Supplementary cash flow information:
Interests and fees paid on loans and
financings		162,377	282,466	206,085	346,245
Capitalized interests and financial charges	6(c)	(7,918)	(10,589)	6,284	(6,829)
Income Tax and Social Contribution paid		182,172	269,916	100,509	221,150
Fixed Assets received in donations		1,922	8,640	8,018	21,940
Cofins and Pasep paid		125,415	239,876	106,746	219,429

Page: 35

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION	Corporate Law
ITR - QUARTERLY INFORMATION	Base Date: 06/30/2007
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01444-3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

1. GROWTH OF 10.2% IN NET REVENUES IN THE 2Q07 AND 13.5% IN THE EBITDA.

	in millions of R$

	2nd Qtr/06	2nd Qtr/07	Variation	%

(+)Gross operating revenues	1,422.0	1,563.7	141.7	10.0
(-) COFINS e PASEP	108.6	115.9	7.3	6.7
(=)Net operating revenues	1,313.4	1,447.8	134.4	10.2
(-) Costs and expenses	873.3	935.3	62.0	7.1
(=)Income before financial expenses (EBIT*)	440.1	512.5	72.4	16.5
(+)Depreciation and amortization	151.1	158.8	7.7	5.1
(=)EBITDA**	591.2	671.3	80.1	13.5
EBITDA Margin %	45.0	46.4
Net income	175.6	295.5	119.9	68.3
Net income per one thousand shares in R$ (***)	0.77	1.30

	1st Sem/06	1st Sem/07	Variation	%

(+)Gross operating revenues	2,878.8	3,146.9	268.1	9.3
(-) COFINS e PASEP	220.8	234.4	13.6	6.2
(=)Net operating revenues	2,658.0	2,912.5	254.5	9.6
(-) Costs and expenses	1,669.3	1,832.8	163.5	9.8
(=)Income before financial expenses (EBIT*)	988.7	1,079.7	91.0	9.2
(+)Depreciation and amortization	297.9	313.0	15.1	5.1
(=)EBITDA**	1,286.6	1,392.7	106.1	8.2
EBITDA Margin %	48.4	47.8
Net income	503.5	588.4	84.9	16.9
Net income per one thousand shares in R$ (***)	2.21	2.58

(*) Income before interests and taxes
(**) Income before interests, taxes, depreciation and amortization.
(***) The net earnings per share consider the reverse share split in all periods presented in order to allow comparison.

In the 2Q07 the net operating revenues totaled R$1.4 billion, a 10.2% growth in relation to the same period in the previous year. The costs and expenses in the amount of R$935.3 million were 7.1% higher than 2Q06, although comparatively to net revenues they reached 64.6% in the 2Q07 against 66.5% in the same period last year.

The result before financial expenses presented an increase of 16.5%, from R$440.1 million in the 2Q06 to R$512.5 million in the 2Q07. The EBITDA increased from R$591.2 million in the 2Q06 to R$671.3 million in the 2Q07, with a 13.5% increase and margin from 45.0% to 46.4% .

Net income reached R$295.5 million, 68.3% superior to R$175.6 million achieved in the 2Q06.

Page: 36

05.01 - COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

2. Operating Revenue

The gross operating revenue was R$1.6 billion, with R$141.7 million, or 10.0%, increase in relation to the 2Q06. The main factors for this growth were:

• 3.2% increase in the volume of water and sewage invoiced; and

• 6.71% tariff adjustment beginning on August 2006.

3. Volume invoiced

The following tables demonstrate the volumes of water and sewage invoiced, according to the category of use and region in the 2Q06 and 2Q07 and in the first semester of 2006 and 2007.

QUARTER
VOLUME INVOICED(1) OF WATER AND SEWAGE BY CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	2nd Qtr/06	2nd Qtr/07	Var. %	2nd Qtr/06	2nd Qtr/07	Var. %	2nd Qtr/06	2nd Qtr/07	Var. %
Residential	323.7	329.6	1.8	255.2	262.5	2.9	578.9	592.1	2.3
Commercial	36.7	37.6	2.5	33.7	34.6	2.7	70.4	72.2	2.6
Industrial	8.6	8.7	1.2	8.2	8.3	1.2	16.8	17.0	1.2
Public	12.2	12.6	3.3	9.7	10.0	3.1	21.9	22.6	3.2
Total retail	381.2	388.5	1.9	306.8	315.4	2.8	688.0	703.9	2.3
Wholesale	65.2	67.5	3.5	-	5.8	-	65.2	73.3	12.4
Grand Total	446.4	456.0	2.2	306.8	321.2	4.7	753.2	777.2	3.2

SIX-MONTH PERIOD
VOLUME INVOICED(1) OF WATER AND SEWAGE BY CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	1st Sem/06	1st Sem/07	Var. %	1st Sem/06	1st Sem/07	Var. %	1st Sem/06	1st Sem/07	Var. %
Residential	656.7	668.9	1.9	514.8	530.4	3.0	1,171.5	1,199.3	2.4
Commercial	73.7	75.3	2.2	67.2	68.8	2.4	140.9	144.1	2.3
Industrial	17.3	17.4	0.6	16.2	16.6	2.5	33.5	34.0	1.5
Public	23.1	23.6	2.2	18.4	18.8	2.2	41.5	42.4	2.2
Total retail	770.8	785.2	1.9	616.6	634.6	2.9	1,387.4	1,419.8	2.3
Wholesale	130.3	134.2	3.0	-	11.9	-	130.3	146.1	12.1
Grand Total	901.1	919.4	2.0	616.6	646.5	4.8	1,517.7	1,565.9	3.2

Page: 37

QUARTER
VOLUME INVOICED(1) OF WATER AND SEWAGE BY CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	2nd Qtr/06	2nd Qtr/07	Var. %	2nd Qtr/06	2nd Qtr/07	Var. %	2nd Qtr/06	2nd Qtr/07	Var. %
Metropolitan	255.8	258.9	1.2	209.4	214.6	2.5	465.2	473.5	1.8
Regional (2)	125.4	129.6	3.3	97.4	100.8	3.5	222.8	230.4	3.4
Total retail	381.2	388.5	1.9	306.8	315.4	2.8	688.0	703.9	2.3
Wholesale	65.2	67.5	3.5	-	5.8	-	65.2	73.3	12.4
Grand Total	446.4	456.0	2.2	306.8	321.2	4.7	753.2	777.2	3.2

SIX-MONTH PERIOD
VOLUME INVOICED(1) OF WATER AND SEWAGE BY CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	1st Sem/06	1st Sem/07	Var. %	1st Sem/06	1st Sem/07	Var. %	1st Sem/06	1st Sem/07	Var. %
Metropolitan	512.7	521.1	1.6	417.8	430.5	3.0	930.5	951.6	2.3
Regional (2)	258.1	264.1	2.3	198.8	204.1	2.7	456.9	468.2	2.5
Total retail	770.8	785.2	1.9	616.6	634.6	2.9	1,387.4	1,419.8	2.3
Wholesale	130.3	134.2	3.0	-	11.9	-	130.3	146.1	12.1
Grand Total	901.1	919.4	2.0	616.6	646.5	4.8	1,517.7	1,565.9	3.2

(1)	Unaudited
(2)	Comprised by coastal and interior regions

4. Costs, selling and administrative expenses:

in millions of R$
COSTS AND EXPENSES	2nd Qtr/06	2nd Qtr/07	Variation		1st Sem/06	1st Sem/07	Variation
			R$	%			R$	%
Payroll and related charges	342.6	320.8	(21.8)	(6.4)	619.7	621.6	1.9	0.3
General Supplies	30.3	34.9	4.6	15.2	58.5	67.0	8.5	14.5
Treatment supplies	26.7	29.5	2.8	10.5	59.2	65.0	5.8	9.8
Outside Services	105.9	135.2	29.3	27.7	213.2	262.0	48.8	22.9
Electric power	109.5	124.5	15.0	13.7	214.9	242.8	27.9	13.0
General expenses	42.2	50.7	8.5	20.1	64.9	95.5	30.6	47.1
Depreciation and amortization	151.1	158.8	7.7	5.1	297.9	313.0	15.1	5.1
Bad-debt expenses	55.9	73.0	17.1	30.6	124.1	149.3	25.2	20.3
Tax expenses	9.1	7.9	(1.2)	(13.2)	16.9	16.6	(0.3)	(1.8)
Costs, selling and administrative expenses	873.3	935.3	62.0	7.1	1,669.3	1,832.8	163.5	9.8
Percentage on Net Revenue	66.5	64.6			62.8	62.9

In the 2Q07, costs, administrative and selling expenses presented an increase of R$62.0 million, or 7.1% .

Page: 38

The main variances identified in the period were:

4.1. Payroll and related charges

In the 2Q07 the number of employees was reduced from 17,289 to 16,922. The amount of connections per employee grew from 664 in the 2Q06 to 695 to 2Q07 (4.6% growth), which signalizes an increase of the productivity per employee of 4.7% .

In the quarter there was a decrease of R$21.8 million, or 6.4% in salaries and payroll charges, from R$342.6 million to R$320.8 million, which is related to the following factors:

• In the 2Q06 there was the provision of bônus referring to performance assessment in the amount of R$40.8 million;

• As of May, 2007 there was an increase in payroll, related charges and benefits expenses as a result of 3.37% salary adjustment; and

• Increase in pension obligation pursuant to Resolution CVM 371, with increase in the amount of R$13.3 million due mainly to the change in the mortality table and increase of the average time to achieve retirement.

4.2. General Materials

In the 2Q07 there was an increase of R$4.6 million, or 15.2%, from R$30.3 million to R$34.9 million, mainly related to the following factors:

• Maintenance of networks and water and sewage residential connections and higher allocation of resources in the loss reduction program, in the amount of R$2.3 million;

• Supplies used in safety and protection for compliance to the norms that set forth conditions to ensure safety of the employees, in the amount of R$0.7 million, according to the international norms of health and safety management; and

• Materials related to data processing in the amount of R$ 0.5 million.

4.3. Treatment Materials

Presented a R$ 2.8 million, or 10.5%, increase, from R$26.7 million to R$29.5 million in the 2Q07, caused by an 8.7% increase in the consumption and a 2.8% average price adjustment.

The main variance was in the consumption of copper sulfate due to the proliferation of algae, causing an R$1.4 million increase. The proliferation of algae results from natural causes, as increase of insulation and some nutrients, which favor their growth. If not combated in the fountainhead, algae may cause problems related to taste and smell.

Page: 39

4.4. Services

In the 2Q07, this item presented an increase of R$29.3 million, or 27.7%, from R$105.9 million to R$135.2 million. The main factors that conditioned this performance were:

• Maintenance of residential connections and water and sewage networks in the São Paulo Metropolitan region, in the amount of R$7.8 million, due to the increase in the execution of services related to the Global Sourcing contract and higher allocation of resources in the loss reduction program;

• Detection of non visible leakages in the São Paulo Metropolitan Region, as a part of the loss reduction program, in the amount of R$1.7 million;

• Services related to the installation of software specific for the redesign of the corporate site and data storage, occurred in the 2Q07, in the amount of R$7.6 million, non recurring;

• Marketing and advertising expenses in the amount of R$4.5 million, with broadcast of advertising campaigns focused in the social and environmental policies and actions according to the new strategic guidelines of the Company;

• Increase of R$3.8 million referring to the maintenance of the ETE’s (Sewage Treatment Stations), cargo, transportation and final disposal services of solid waste and mud conditioning; and

• Reading of hydrometers and delivery of bills in the amount of R$2.2 million, resulting from the expansion in the information technology area in the municipalities of the São Paulo Metropolitan Region.

4.5. Electric Power

Presented a R$15.0 million, or 13.7%, increase, from R$ 109.5 million to R$124.5 million, associated to the 10.1% weighted average increase in tariff prices, and to 1.1% the increase in the consumption of electric power.

4.6. General Expenses

In the 2Q07 there was an increase of R$8.5 million, or 20.1%, from R$42.2 million to R$50.7 million, mainly in the provisions related to legal proceedings.

4.7. Depreciation and Amortization

Presented an increase of R$7.7 million, or 5.1%, from R$151.1 million to R$158.8 million, in view of the transfer of construction in progress to property, plant and equipment in operation in the 2Q07.

Page: 40

4.8. Credits Write-off

Presented a R$17.1 million, or 30.6%, increase, from R$55.9 million to R$73.0 million, mainly caused by:

• 9% tariff increase in August, 2005, that impacted the accounts written-off in the 2Q07 and

• Provision resulting from an R$8.0 million agreement breached.

4.9. Tax Expenses

In the 2Q07, the tax expenses presented a decrease of R$1.2 million, or 13.2%, in relation to the 2Q06, from R$9.1 million to R$7.9 million, as a result of the payment of debts in the capital markets in the 2Q06, which caused the payment of CPMF in the amount of R$0.9 million in this period.

5. Financial Income and Expenses

In the 2Q07, these presented a decrease of R$13.1 million or 10.3%, according to the following table:

in millions of R$
Financial	2nd Qtr/06	2nd Qtr/07	Variation
			R$	%
Financial Expenses

Interests and charges on local currency loans and financing	131.1	114.6	(16.5)	(12.6)
Interests and charges on foreign currency loans and financing	25.4	16.5	(8.9)	(35.0)
Other financial expenses	13.7	27.7	14.0	102.2
Provisions	(11.7)	(14.3)	(2.6)	22.2

Total financial expenses	158.5	144.5	(14.0)	(8.8)

Financial income	30.7	29.8	(0.9)	(2.9)

Financial expenses, net of financial income	127.8	114.7	(13.1)	(10.3)

With regards to the internal financings, the following factors may be highlighted:

• Decrease of R$16.5 million in the provision of interests on local financings due mainly to the anticipated payment of the 5th issued of debentures, 1st series, on April 2006; payment of the 4th issue of debentures during 2006, being settled on December 2006; payment of principal in the Banco do Brasil contract, that impacted the calculation of interests, and drop of the DI rate, contributing to the reduction of interests on the 6th, 7th and 8th issue of debentures and the FIDC.

Page: 41

As to the external financings, it may be highlighted:

• R$6.3 million reduction due to the early settlement, in November 2006, of part of the Eurobonds 2008. With the new funding, Eurobonds 2016, in replacement to the Eurobonds 2008, there was a reduction in the interest rate from 12% per year to 7.5% per year, which, coped with the drop in the dollar rate, contributed to the reduction of the outstanding balance (basis for interest calculation), and

• R$2.5 million reduction in the interests calculated in the agreements with the Inter-American Development Bank – BID, mainly as a consequence of the drop in the dollar rate.

In other financial expenses:

The R$11.4 million increase refers to the provision and update of legal proceedings.

6. Monetary Variation Income and Expenses

in millions of R$
Monetary variation	2nd Qtr/06	2nd Qtr/07	Variation
			R$	%

Monetary variation on loans and financings	12.3	9.5	(2.8)	(22.8)
Exchange variation on loans and financings	11.2	(74.2)	(85.4)	(762.5)
Other monetary variation	5.9	6.8	0.9	15.3

Monetary variation expenses	29.4	(57.9)	(87.3)	(296.9)

Monetary variation income	9.7	6.6	(3.1)	(32.0)

Monetary/Foreign Exchange variation, net	19.7	(64.5)	(84.2)	(427.4)

6.1. Monetary Variation Income

In the 2Q07 presented a decrease of R$87.3 million due to:

• A R$3.2 million reduction in the monetary variations calculated on debentures, resulting mainly form the lower variation of the IGPM in the 2Q07, from 0.34% against 0.71% in the 2Q06;

• A R$2.3 million reduction in the monetary restatement of the contract with the Federal Government/Banco do Brasil due mainly to the lower variation of the TR, 0.39% in the 2Q07 versus 0.47% in the 2Q06, in addition to the reduction of the outstanding balance due to the payments made of the installments maturing in the period, and

Page: 42

• An R$85.4 million reduction in the foreign exchange variations calculated on the loans and financings due mainly to the significant drop in the dollar rate that presented a negative variance of 6.06% in the 2Q07 against a negative variance of 0.37% in the 2Q07, being:

     • R$ 27.7 million related to the Eurobonds, and

     • R$ 57.4 million related to the agreements with the BID, resulting from the variation of the dollar and the amortization made and the reduction of the currency basket rate, with negative variation of 0.9% in the 2Q07 against a positive variation of 0.2% in        the 2Q06.

6.2. Monetary Variation Income

The R$3.1 million, or 32.0%, decrease is mainly due to the agreement with the Municipality of Diadema, occurred in the 2Q06.

7. Non operating Expenses

Presented a R$2.5 million increase resulting from:

• Tax incentives to use the Rouanet Law benefits in the amount of R$1.0 million, and

• Write-off of real estate properties, in the amount of R$1.5 million.

8. Operating Indicators (*)

The following table shows the continuous enhancement of the services provided by the Company.

	2nd Qtr/06	2nd Qtr/07	Variation %
Water connections (1)	6,538	6,690	2.3
Sewage connections (1)	4,938	5,077	2.8
Population directly served with water (2)	22.6	22.8	1.1
Population served with sewage collection (2)	18.4	18.7	1.5
Number of employees	17,289	16,922	(2.1)
Operating productivity (3)	664	695	4.7

(1) In thousands of units at the end of the period
(2) In millions of inhabitants at the end of the period. It does not include wholesale supply.
(3) Number of water and sewage connections per employee
(*) Unaudited

Page: 43

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO SÃO PAULO ESTADO	3 -CNPJ 43.776.517/0001-80

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/031
4 - DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2007
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	DI + 1.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,045.19
14 - AMOUNT ISSUED (Thousand of reais)	242,288
15 - DEBENTURES ISSUED (Units)	231,813
16 - OUTSTANDING SECURITIES (Units)	231,813
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2007

Page: 44

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO SÃO PAULO ESTADO	3 -CNPJ 43.776.517/0001-80

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	02
2 - ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/032
4 - DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,191.01
14 - AMOUNT ISSUED (Thousand of reais)	224,227
15 - DEBENTURES ISSUED (Units)	188,267
16 - OUTSTANDING SECURITIES (Units)	188,267
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2007

Page: 45

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO SÃO PAULO ESTADO	3 -CNPJ 43.776.517/0001-80

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	03
2 - ORDER NUMBER	6
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2004/033
4 - DATE OF REGISTRATION WITH CVM	09/17/2004
5 - ISSUED SERIES	3
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - DUE DATE	09/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 11%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,191.01
14 - AMOUNT ISSUED (Thousand of reais)	214,286
15 - DEBENTURES ISSUED (Units)	179,920
16 - OUTSTANDING SECURITIES (Units)	179,920
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2007

Page: 46

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO SÃO PAULO ESTADO	3 -CNPJ 43.776.517/0001-80

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	04
2 - ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/006
4 - DATE OF REGISTRATION WITH CVM	03/10/2005
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	DI + 1.5%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,044.35
14 - AMOUNT ISSUED (Thousand of reais)	208,870
15 - DEBENTURES ISSUED (Units)	200,000
16 - OUTSTANDING SECURITIES (Units)	200,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	09/01/2007

16/08/2007 08:17:54	Page: 47

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO SÃO PAULO ESTADO	3 -CNPJ 43.776.517/0001-80

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	05
2 - ORDER NUMBER	7
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/007
4 - DATE OF REGISTRATION WITH CVM	03/10/2005
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - DUE DATE	03/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 10.8%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,095.19
14 - AMOUNT ISSUED (Thousand of reais)	109,519
15 - DEBENTURES ISSUED (Units)	100,000
16 - OUTSTANDING SECURITIES (Units)	100,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	03/01/2008

Page: 48

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	06
2 - ORDER NUMBER	8
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/032
4 - DATE OF REGISTRATION WITH CVM	06/22/2005
5 - ISSUED SERIES	1
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - DUE DATE	06/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	DI + 1.5%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,009.69
14 - AMOUNT ISSUED (Thousand of reais)	353,391
15 - DEBENTURES ISSUED (Units)	350,000
16 - OUTSTANDING SECURITIES (Units)	350,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	12/01/2007

Page: 49

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	07
2 - ORDER NUMBER	8
3 - CVM REGISTRATION NUMBER	CVM/SRE/DEB/2005/033
4 - DATE OF REGISTRATION WITH CVM	06/22/2005
5 - ISSUED SERIES	2
6 - TYPE OF ISSUE	SIMPLE
7 - NATURE OF ISSUE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - DUE DATE	06/01/2011
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - REMUNERATION CONDITIONS	IGPM + 10.75%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (reais)	1,051.18
14 - AMOUNT ISSUED (Thousand of reais)	367,913
15 - DEBENTURES ISSUED (Units)	350,000
16 - OUTSTANDING SECURITIES (Units)	350,000
17 - TREASURY DEBENTURES (Units)	0
18 - SURRENDERED DEBENTURES (Units)	0
19 - CONVERTED DEBENTURES (Number)	0
20 - DEBENTURES TO PLACE (Number)	0
21 - DATE OF LAST NEGOTIATION
22 - DATE OF NEXT EVENT	06/01/2008

Page: 50

16.01 - OTHER INFORMATION DEEMED BY THE COMPANY TO BE RELEVANT SUPPLEMENTARY

1. EVOLUTION OF SHAREHOLDER INTEREST BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND EXECUTIVE OFFICERS FROM 06/30/2006 TO 06/30/2007

	Position as of 06/30/2006		New members	Changes in Common Shares	Left the Company	Position as of 06/30/2007
Shareholders	Number of Shares	%			ON Shares	Number of Shares	%
Controlling shareholder	14,313,511,867	50.3				114,508,087*	50.3
Directors	758,485		7	158,475**	(16)	4,808*
Executive Officers
Members of the Audit Committee	1			1***		-
Outstanding shares	14,165,307,475	49.7				113,323,728*	49.7
Total shares	28,479,577,827	100.0	7	158,476	(16)	227,836,623*	100.0

*	Difference resulting from the reverse shares split occurred in June/2007.
**	Difference resulting from the transaction of 158,468 shares of a Board Member and the change in the composition of members of the Board of Administration, in the Special Shareholders Meeting of 01/16/2007 and General Shareholders Meeting of 04/30/2007.
***	Board member had one share before the reverse share split, to which he did not adhere to.

2. STOCK POSITION AS OF 06/30/2007

Shareholders holding more than 5% of shares	Common Shares	%
State of São Paulo Department of Finance	114,508,087	50.3

Shareholders	Common Shares	%
CONTROLLING SHAREHOLDER MANAGEMENT Board of Directors Board of Executive Officers Statutory Audit Committee TREASURY SHARES TOTAL OUTSTANDING SHARES	114,508,087 4,808 - - - 227,836,623 113,323,728	50.3 100.0 49.7

3. ARBITRATION COMMITMENT CLAUSE

The Company and its shareholders, the officers and members of the Fiscal Council undertake to resolve, by means of arbitration, any and all dispute and controversy that arises between them, related or resulting, specially, from the application, validity, effectiveness, interpretation, violation and their effects, of the provisions contained in the Corporation Law, the Company’s By-Laws, the norms enacted by the National Monetary Council, by the Central Bank of Brazil and by the Securities and Exchange Commission (CVM), as well as other norms related to the operation of the capital markets in general, in addition to those contained in the Listing Regulation of the New Market. The referred arbitration must be carried out at the Arbitration Chamber of the Market set up by the Sao Paulo Stock Exchange - BOVESPA, in accordance with the Listing Regulation of the New Market, with the observation that the Company’s By-Laws contains express exception to the unavailable rights.

Page: 51

17.01 - SPECIAL REVIEW REPORT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Management and Shareholders of
Companhia de Saneamento Básico do Estado de São Paulo - SABESP
São Paulo - SP

1. We have performed a special review of the accompanying interim financial statements of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”), consisting of the balance sheet as of June 30, 2007, the related statements of operations for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. Our review was conducted for the purpose of issuing a review report on the interim financial statements referred to in paragraph 1 taken as a whole. The accompanying statements of cash flows for the six-month periods ended June 30, 2007 and 2006 are presented for purposes of additional analysis and are not a required part of the basic interim financial statements. Such information has been subjected to the review procedures described in paragraph 2 and, based on our special review, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the interim financial statements for the six-month periods ended June 30, 2007 and 2006 taken as a whole.

5. As mentioned in Note 5 to the interim financial statements, the Company is negotiating with the State of São Paulo Government the reimbursement of the amounts for supplementary retirement and pension paid by the Company and the future flow of these payments to be reimbursed by the State of São Paulo Government.

Page: 52

6. We have previously reviewed the balance sheet as of March 31, 2007 and the statements of operations for the quarter and six-month period ended June 30, 2006, presented for comparative purposes, and issued unqualified review reports thereon, containing emphasis-of-matter paragraphs similar to the matter described in paragraph 5, dated May 15, 2007, except for Note 20 as to which the date is June 21, 2007, and August 14, 2006, respectively.

7. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, August 9, 2007

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

Page: 53

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY'S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -CNPJ 43.776.517/0001- 80

INDEX

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD QUARTER	1
01	03	INVESTOR RELATIONS OFFICER (Company’s Mail Address)	1
01	04	ITR REFERENCE	1
01	05	BREAK-DOWN OF CAPITAL STOCK	2
01	06	CHARACTERISTICS OF THE COMPANY	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	PROCEEDS IN CASH	2
01	09	AUTHORIZED CAPITAL STOCK AND CHANGES IN THE CURRENT FISCAL YEAR	3
01	10	DIRECTOR OF INVESTOR RELATIONS	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	PROFIT & LOSS STATEMENT	7
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	41
10	01	CHARACTERISTICS OF THE PRIVATE AND PUBLIC ISSUE OF DEBENTURES	48
16	01	OTHER INFORMATION THAT THE COMPANY DEEMS RELEVANT	55
17	01	REPORT ON THE SPECIAL REVIEW	57/58

Page: 54

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 16, 2007

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.